Mail Stop 3561

August 21, 2007

By U.S. Mail and facsimile to (914) 696-2910
Steven R. Loranger
Chairman, President and
Chief Executive Officer
ITT Corporation
4 West Red Oak Lane
White Plains, New York 10604

Re: ITT Corporation
          Definitive 14A
          Filed April 4 2007
          File No. 001-05672

Dear Mr. Loranger:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

<u>2006 Non-Management Director Compensation, page 23</u>

1. Please provide a narrative to follow the table you provide on page 23 to describe material factors necessary to an understanding of the director compensation disclosed in the table. The narrative should, for example, explain in greater detail the deferral provisions for the fees earned by the directors and clarify whether the varying amounts in stock awards and other compensation relate to differing compensation arrangements among the directors. Please refer to Item 402(k)(3) of Regulation S-K and revise your disclosure accordingly.

<u>Compensation Discussion and Analysis, page 29</u>

<u>Construction of our Executive Compensation Program, page 31</u>

2. Your disclosure identifies the peer companies to which you refer to establish financial metrics for measuring AIP performance, but it does not identify the peer group you use to benchmark other elements of your compensation. Please revise your disclosure to identify the companies with which you are engaged in benchmarking each element of compensation and discuss the degree to which the compensation committee considered such companies comparable to you. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

<u>Elements of Compensation, page 32</u>

<u>Annual Incentive Awards, page 32</u>

3. Though you indicate that the cash payment under the annual incentive plan is calculated as a target percentage of base salary, it is unclear how you determine actual payment amounts. We would expect to see a more focused discussion that sets forth the amount of compensation awarded under the plan and provides substantive analysis and insight into how the committee determined the specific payout amounts. Please refer to Item 402(b)(1)(v) of Regulation S-K and revise your disclosure accordingly.

<u>AIP 2006 Awards Paid in 2007, page 34</u>

4. You indicate that the compensation committee may consider discretionary factors when determining the actual annual incentive plan payment to an executive. Please revise your disclosure to state whether discretion has been exercised for the performance year and identify the particular exercise of discretion. State whether it was applied to the specified executive officers who received AIP payments in 2006 or to all compensation subject to the AIP award targets. Please refer to Item 402(b)(2)(vi) of Regulation S-K.

Longer-Term Incentives, page 34

Program Structure, page 34

5. You indicate that in determining specific individual awards under the long-term award program, the committee may consider individual contributions and business performance. Please revise your disclosure to explain how each element of compensation is structured and implemented to reflect the individual's contributions and the company's performance. You should describe the contribution and performance of the named executive that are taken into account and clarify how the compensation reflects this. Please refer to Item 402(b)(2)(v) and (vii) of Regulation S-K.

6. You state that your long-term incentive award program has three components and that the committee uses competitive market survey data provided by the compensation consultant to select long-term components. Please revise your disclosure to clarify why you have chosen to pay each component of the long-term incentive award program and to explain how each component, and the company's decisions regarding each component, fits into the company's overall compensation objectives and affects decisions regarding other components. Please refer to Item 402(b)(1)(vi) of Regulation S-K.

7. Please explain how you determine the amount of each component of the long-term incentive award program. Your disclosure with respect to restricted stock awards, for example, indicates that the committee determines the dollar amount for each restricted stock award grant which is then converted to shares based on market price. However, it does not explain how you determine the dollar amount. With respect to non-qualified stock options and the Target Total Shareholder Return Awards, your disclosure does not reference how any of the amounts are determined. Please explain how each component amount is determined and discuss, if applicable, whether payments are allocated between the components addressing the factors considered and the relative significance or weight accorded to each factor. Please refer to Item 402(b)(1)(v) and 402(b)(2)(iii) of Regulation S-K.

Other LTIP provisions, page 39

8. Apart from indicating that the company's performance for purposes of the LTIP awards is measured by comparing the average stock price, you have not provided a quantitative discussion of performance goals for LTIP awards. To the extent you believe that disclosure of performance goals is not required because it would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation for your conclusion as to competitive harm. To the extent that it is appropriate to omit specific targets or performance objectives, please provide disclosure pursuant to Instruction 4

to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be to achieve the target levels or other factors, provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. General statements regarding the level of difficulty, or ease associated with achieving performance goals, are not sufficient. You should provide insight into the factors considered by the compensation committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

<u>Special Senior Executive Severance Pay Plan, page 43</u>

9. Your disclosure in this section is not fully responsive to Item 402(j). Please quantify the estimated payments and benefits that would be provided to your named executive officers in each covered circumstance. Please provide quantitative disclosure under these requirements, applying the assumptions that the triggering event took place on the last business day of your last completed fiscal year, and using a price per share equal to the closing market price as of that date. Please refer to Item 402(j)(2) and Instruction 1 to Item 402(j) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3315 with any questions.

Sincerely,

Hanna T. Teshome
Special Counsel